RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

Red Metal Resources Announces Update on Exploration

VANCOUVER, BC, May 5, 2022 - Red Metal Resources Ltd. (the "Company" or "Red Metal") (CSE:RMES, OTCPINK:RMESF) is pleased to announce the commencement of a field mapping program on its flagship Carrizal copper gold cobalt project.

Detailed mapping and sampling

The final hole of the winter 2022 drill program, completed on February 28th, intercepted a vein previously only sampled on surface in 2012 and now named the Gordal Vein.  The visual intercept in hole FAR-22-020 was a six meter quartz vein with visible chalcopyrite and chalcocite mineralization.  Geological mapping will focus on careful examination of the strike extents of the Gordal vein to develop future drill targets along with detailed structure and alteration mapping across the entire Carrizal property to further delineate other veins and alteration corridors.

Figure 1 Plan Map of Winter 2022 Drilling

RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

Figure 2 Cross section of FAR-22-020 into Gordal Vein

Caitlin Jeffs, President, CEO, stated: "We are excited to explore the full potential of the property and the numerous veins untouched by a drill while we eagerly await results from the 2022 winter drill program.".

QAQC

Red Metal has implemented a quality control program to comply with industry best practices for sampling, chain of custody and analyses. Certified copper gold reference standards, blanks and duplicates are inserted at the core processing site as part of the QA/QC program in addition to the control samples inserted by the lab.

Qualified Person

The technical information in this release has been reviewed and verified by Caitlin Jeffs, P. Geo., President, CEO of the Company and the Qualified Person as defined by National Instrument 43- 101.

Health and Safety

The health and safety of our personnel and contractors is always top priority to Red Metal. The current situation presents new challenges above and beyond what we normally face while working in the field. Red Metal has implemented further measures to ensure the health and safety of all working on the Company's projects.

RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on growth through acquiring, exploring and developing copper-cobalt-gold assets in Chile. The Company's projects are located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile's coastal Cordillera. Red Metal is quoted on the CSE under the symbol RMES and on OTC Link alternative trading system on the OTC Pink marketplace under the symbol RMESF.

Forward-Looking Statements

All statements in this press release, other than statements of historical fact, are "forward-looking information" within the meaning of applicable securities laws including, without limitation statements related to the description of its exploration plans. Red Metal provides forward-looking statements for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. These risks and uncertainties include but are not limited to exploration findings, results and recommendations, ability to raise adequate financing, receipt of required approvals and unprecedented market and economic risks associated with current unprecedented market and economic circumstances, as well as those risks and uncertainties identified and reported in Red Metal's public filings under its SEDAR profile at www.sedar.com. Although Red Metal has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Red Metal disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by law.

The CSE has not approved or disapproved the contents of this news release or passed upon the merits of any of the transactions described herein.

Neither the CSE nor its Regulation Services Providers (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

For more information, visit www.redmetalresources.com

Contact:

Red Metal Resources Ltd.

Caitlin Jeffs, P.Geo, CEO

1-866-907-5403

invest@redmetalresources.com

www.redmetalresources.com